UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

iQIYI, Inc.

File No. 5-90438 – CTR#3640

PAGAC IV-1(Cayman) Limited, PAGAC IV-2 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG ("Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D filed on January 9, 2023 relating to their beneficial ownership of Class A Ordinary Shares of iQIYI, Inc.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.2

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance